EXHIBIT 99.1

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Balance Sheets

(in thousands, except share and per share amounts)

(expressed in U.S. Dollars, unless otherwise stated)

	June 30,	December 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$106,610	$73,702
Prepaid expenses and other current assets	23,271	15,344
Total current assets	129,881	89,046
Property and equipment, net	6,755	7,272
Intangible assets, net	32	43
Other non-current assets	3,795	1,029
Total assets	$140,463	$97,390
LIABILITIES, PREFERRED SHARES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$12,862	$5,817
Accrued expenses and other current liabilities	8,621	6,617
Total current liabilities	21,483	12,434
Total liabilities	21,483	12,434
Commitments and contingencies (Note 12)
SHAREHOLDERS’ EQUITY:
Preferred shares, £0.00001 par value, 300,000,000 shares authorized as of June 30, 2020 and December 31, 2019; 148,373,779 and 106,081,025 issued and outstanding at June 30, 2020 and December 31, 2019, respectively	1	1
Ordinary shares, £0.00001 par value, 700,000,000 shares authorized as of June 30, 2020 and December 31, 2019; 11,882,026 and 12,047,440 issued and outstanding at June 30, 2020 and December 31, 2019, respectively	—	—
Ordinary shares – related parties, £0.00001 par value, 100,000,000 shares authorized as of June 30, 2020 and December 31, 2019; 4,721,120 and 4,000,000 shares issued and outstanding at June 30, 2020 and December 31, 2019, respectively	—	—
Deferred shares, £0.00001 par value; 275,784 and 110,370 shares authorized, issued and outstanding at June 30, 2020 and December 31, 2019, respectively	—	—
Deferred B shares, £0.001 par value; 123,638,835 and 0 shares authorized, issued and outstanding at June 30, 2020 and December 31, 2019, respectively	153	—
Additional paid-in capital	278,923	207,622
Accumulated other comprehensive loss	(7,165)	(2,999)
Accumulated deficit	(152,932)	(119,668)
Total shareholders’ equity	118,980	84,956
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$140,463	$97,390

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Statements of Operations

(in thousands, except share and per share amounts)

	For the Six Months Ended June 30,
	2020	2019
OPERATING EXPENSES:
Research and development	$29,445	$23,616
General and administrative	11,284	6,016
General and administrative—fees due to related parties	379	119
Total operating expenses	41,108	29,751
LOSS FROM OPERATIONS:	(41,108)	(29,751)
OTHER INCOME, NET:
Other income, net	862	22
Interest income, net	88	-
Benefit from R&D tax credit	6,894	5,084
Total other income, net	7,844	5,106
Loss before income taxes	(33,264)	(24,645)
Income tax expense	-	(9)
Net loss	(33,264)	(24,654)
Net loss per share attributable to ordinary shareholders—basic and diluted	$(3.51)	$(4.62)
Weighted average ordinary shares outstanding—basic and diluted	9,472,577	5,341,302

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Statements of Comprehensive Loss

(in thousands)

	For the Six Months Ended June 30,
	2020	2019
Net loss	$(33,264)	$(24,654)
Other comprehensive loss:
Foreign currency translation adjustment	(4,166)	(1,464)
Comprehensive loss	$(37,430)	$(26,118)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Statements of Shareholders’ Equity

(in thousands, except share amounts)

	PREFERRED SHARES
	SERIES A $0.00001 PAR VALUE		SERIES B $0.00001 PAR VALUE		SERIES C $0.00001 PAR VALUE		ORDINARY £0.00001 PAR VALUE		DEFERRED SHARES £0.00001 PAR VALUE		DEFERRED B SHARES £0.001 PAR VALUE		ADDITIONAL PAID-IN	ACCUMULATED OTHER COMPREHENSIVE	ACCUMULATED	TOTAL SHAREHOLDERS'
	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	SHARES	AMOUNT	CAPITAL	LOSS	DEFICIT	EQUITY
Balance at December 31, 2019	34,840,000	$1	58,933,333	$—	12,307,692	$—	16,047,440	$—	110,370	$—	—	$—	$207,622	$(2,999)	$(119,668)	$84,956
Issuance of preferred shares	230,249	—	448,631	—	41,613,874	—	—	—	—	—	—	—	70,724	—	—	70,724
Issuance of ordinary shares	—	—	—	—	—	—	721,120	—	—	—	—	—	9	—	—	9
Forfeiture of ordinary shares	—	—	—	—	—	—	(165,414)	—	165,414	—	—	—	—	—	—	—
Issuance of deferred shares	—	—	—	—	—	—	—	—	—	—	123,638,835	153	—	—	—	153
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	568	—	—	568
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	(4,166)	—	(4,166)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(33,264)	(33,264)
Balance at June 30, 2020	35,070,249	$1	59,381,964	$—	53,921,566	$—	16,603,146	$—	275,784	$—	123,638,835	$153	$278,923	$(7,165)	$(152,932)	$118,980

Balance at December 31, 2018	34,840,000	$1	20,800,034	$—	—	$—	8,288,204	$—	23,067	$—	—	$—	$91,574	$(2,845)	$(65,759)	$22,971
Issuance of ordinary shares	—	—	38,133,299	—	—	—	—	—	—	—	—	—	74,588	—	—	74,588
Forfeiture of ordinary shares	—	—	—	—	—	—	(80,129)	—	80,129	—	—	—	—	—	—	—
Non-cash share-based compensation	—	—	—	—	—	—	—	—	—	—	—	—	216	—	—	216
Unrealized loss on foreign currency translation	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,464)	—	(1,464)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(24,654)	(24,654)
Balance at June 30, 2019	34,840,000	$1	58,933,333	$—	—	$—	8,208,075	$—	103,196	$—	—	$—	$166,378	$(4,309)	$(90,413)	$71,657

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Unaudited Condensed Consolidated Statements of Cash Flows

(in thousands)

	For the Six Months Ended June 30,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(33,264)	$(24,654)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	862	796
Non-cash share-based compensation expense	568	216
Prepaids and other current assets	(8,957)	(8,272)
Other non-current assets	157	—
Accounts payable	7,517	1,121
Accrued expenses and other current liabilities	2,373	(835)
Net cash used in operating activities	(30,744)	(31,628)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, plant and equipment	(550)	(2,005)
Purchase of intangible assets	(1)	—
Net cash used in investing activities	(551)	(2,005)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of preferred shares	70,877	74,588
Proceeds from issuance of ordinary shares	9	—
Payments of deferred financing costs	(3,026)	(62)
Net cash provided by financing activities	67,860	74,526
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,735)	(1,527)
Net increase in cash, cash equivalents and restricted cash	32,830	39,366
Cash, cash equivalents and restricted cash
Beginning of period	74,571	16,340
End of period	$107,401	$55,706

The following table provides a reconciliation of the cash, cash equivalents and restricted cash balances as of each of the periods, shown above:

	Six Months Ended June 30,
	2020	2019
Cash and cash equivalents	$106,610	$55,456
Short-term restricted cash	5	45
Long-term restricted cash	786	205
Total cash, cash equivalents and restricted cash	$107,401	$55,706

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

FREELINE THERAPEUTICS HOLDINGS PLC

Notes to Unaudited Condensed Consolidated Financial Statements

1. Nature of the Business

Freeline Therapeutics Holdings plc (formerly Freeline Therapeutics Holdings Limited) (the “Company”) is a clinical-stage, fully integrated, next generation, systemic, AAV-based gene therapy company targeting the liver. Its vision is to create better lives for people suffering from inherited, systemic debilitating diseases using the potential of gene therapy as a one-time treatment to provide potential functional cures through sustained physiological protein levels leveraging the high expression enabled by our proprietary gene therapy platform. Freeline is headquartered in the UK and has operations in Germany and the US.

The Company is a public limited company originally incorporated pursuant to the laws of England and Wales in April 2020 as a private limited company named Freeline Therapeutics Holdings Limited, with nominal assets and liabilities, for the purposes of becoming the ultimate holding company for Freeline Therapeutics Limited and consummating the corporate reorganization described below.  Freeline Therapeutics Limited was formed as a separate company in March 2015. Freeline Therapeutics Holdings plc and Freeline Holdings (UK) Limited (a wholly owned direct subsidiary of Freeline Therapeutics Holdings plc formed in April 2020 for the purpose of becoming the direct holding company of Freeline Therapeutics Limited) are holding companies which have not conducted any operations prior to the corporate reorganization other than activities incidental to their formation.

The corporate reorganization took place in several steps, of which the following were completed as of June 30, 2020:

•

Redesignation of the share capital of Freeline Therapeutics Holdings Limited: The single ordinary share in the share capital of Freeline Therapeutics Holdings Limited was redesignated as a B ordinary share with the same rights attached to a B ordinary share of Freeline Therapeutics Limited.

•

Exchange of Freeline Therapeutics Limited Shares for Freeline Therapeutics Holdings Limited Shares: All shareholders of Freeline Therapeutics Limited exchanged each of the shares held by them for shares of Freeline Therapeutics Holdings Limited to result in them holding the same number and class of newly issued shares of £1.00 nominal value each of Freeline Therapeutics Holdings Limited and, as a result, Freeline Therapeutics Holdings Limited became the sole shareholder of Freeline Therapeutics Limited.

•

Subdivision of the share capital of Freeline Therapeutics Holdings Limited: Each share resulting from the exchange described in the previous step was subdivided into (i) one share of the same class, with a nominal value of £0.00001, and (ii) one deferred share of £0.99999 nominal value.

As a result of the above the Company is the successor to Freeline Therapeutics Limited (the “Predecessor”) and the financial information for periods prior to the incorporation of the Company represents that of the Predecessor.

Going Concern

In accordance with the Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (Subtopic 205-40), the Company has evaluated whether there are conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern.

The Company is subject to risks and uncertainties common to early-stage companies in the biotechnology industry, including, but not limited to, development by competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, compliance with government regulations and the ability to secure additional capital to fund operations. Product candidates currently under development will require significant additional research and development efforts, including preclinical and clinical testing and regulatory approval, prior to commercialization. These efforts require significant amounts of capital, adequate personnel and infrastructure and extensive compliance-reporting capabilities. Even if the Company’s product development efforts are successful, it is uncertain when, if ever, the Company will realize revenue from its product sales.

The Company has funded its operations primarily with proceeds from the sale of its equity securities. The Company has incurred recurring losses since its inception, including net losses of $33.3 million and $24.7 million for the six months ended June 30, 2020 and 2019, respectively. In addition, the Company had an accumulated deficit of $152.9 million as of June 30, 2020.

The net cash flow used in operating and investing activities was $31.3 million for the six months ended June 30, 2020. The Company believes the cash on hand at June 30, 2020 of $106.6 million together with the net proceeds from its initial public offering ("IPO”) of $166.6 million will be sufficient to fund the Company's operations for more than 12 months from the issuance date of these unaudited condensed consolidated financial statements. The future viability of the Company beyond that point is dependent on its ability to raise additional capital to finance its operations.

The Company continues to assess what impact the COVID-19 pandemic may have on its ability to advance the development of drug candidates or to raise financing to support the development of drug candidates, but no assurances can be given that this analysis will enable it to avoid part or all of any impact from the spread of COVID-19 or its consequences, including downturns in business sentiment generally or in its sector in particular. The Company cannot presently predict the scope and severity of any potential business shutdowns or disruptions, but if the Company or any of the third parties with whom it conducts business, were to experience shutdowns or other business disruptions, its ability to conduct business in the manner and on the timelines presently planned could be materially and adversely impacted, specifically as related to delays from COVID-19 in both the progress of clinical trials and  the advancement of product candidates. The recent resurgence in the incidence of COVID-19 in Europe, the U.S. and other countries has had a significant impact on the medical centers at which the Company plans to conduct its clinical trials, and it is likely that there will be delays in the resumption of the treatment of patients in the Company’s trials.

2. Summary of Significant Accounting Policies

The Company's significant accounting policies are described in Note 2, Summary of Significant Accounting Policies, to the financial statements for the year ended December 31, 2019 in the Registration Statement. There have been no material changes to the significant accounting policies during the six-month period ended June 30, 2020 except as described below.

Deferred IPO Costs

The Company capitalizes deferred IPO costs, which primarily consist of direct, incremental legal, professional, accounting and other third-party fees relating to the Company’s IPO, within other non-current assets. The Company capitalized $3.0 million and $0.1 million of IPO costs within other non-current assets as of June 30, 2020 and December 31, 2019, respectively. The deferred IPO costs were offset against the proceeds from the IPO which closed on August 11, 2020 (see Note 15).

Fair Value of Financial Instruments

Financial instruments consist of cash and cash equivalents. Certain assets of the Company are carried at fair value under U.S. GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.
•

Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•

Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The following table presents information about the Company’s financial assets and liabilities measured at fair value on a recurring basis and indicates the level of the fair value hierarchy utilized to determine such fair values as of June 30, 2020 and December 31, 2019 (in thousands):

Description	June 30, 2020	Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Observable Inputs (Level 3)
Assets
Certificate of deposit	$18,539	$18,539	$—	$—
Total financial assets	$18,539	$18,539	$—	$—

Description	December 31, 2019	Active Markets for Identical Assets (Level 1)	Observable Inputs (Level 2)	Observable Inputs (Level 3)
Assets
Certificate of deposit	$15,752	$15,752	$—	$—
Total financial assets	$15,752	$15,752	$—	$—

Management believes that the carrying amounts of the Company’s consolidated financial instruments, approximate fair value due to the short-term nature of those instruments.

Foreign Currency Translation

The Company maintains its financial statements of each entity within the group in its local currency, which is also the entity’s functional currency. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency at rates of exchange prevailing at the balance sheet dates. Non-monetary assets and liabilities denominated in foreign currencies are translated into the functional currency at the exchange rates prevailing at the date of the transaction. Exchange gains or losses arising from foreign currency transactions are included in other expense, net in the consolidated statement of comprehensive loss. The Company recorded foreign exchange losses of approximately $4.2 million and $1.5 million for the six months ended June 30, 2020 and 2019, respectively.

For financial reporting purposes, the financial statements of the Company have been presented in the U.S. dollar, the reporting currency. The financial statements of entities are translated from their functional currency into the reporting currency as follows: assets and liabilities are translated at the exchange rates at the balance sheet dates, revenue and expenses are translated at the average exchange rates and shareholders’ equity is translated based on historical exchange rates. Translation adjustments are not included in determining net loss but are included as a foreign exchange adjustment to other comprehensive loss, a component of shareholders’ equity.

Recently Issued Accounting Pronouncements Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, (Topic 842) Leases (“ASU 2016-02”). ASU 2016-02 requires an entity to recognize assets and liabilities arising from a lease for both financing and operating leases. The ASU will also require new qualitative and quantitative disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases. For public entities, ASU 2016-02 is effective for fiscal years beginning after December 15, 2018. As a result of the Company having elected the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act, ASU 2016-02 is effective for the Company for the year ending December 31, 2022, and all interim periods thereafter. Early adoption is permitted. In July 2018, the FASB issued ASU 2018-11 Leases – Targeted Improvements (“ASU 2018-11”), intended to ease the implementation of the new lease standard for financial statement preparers by, among other things, allowing for an additional transition method. In lieu of presenting transition requirements to comparative periods, as previously required, an entity may now elect to show a cumulative effect adjustment on the date of adoption without the requirement to recast prior period financial statements or disclosures presented in accordance with ASU 2016-02.

The Company is continuing to evaluate developments within the new lease guidance and is finalizing its evaluation of its existing population of contracts to ensure all contracts that meet the definition of a lease contract under the new standard are identified. The Company is currently evaluating the impact that the adoption of this guidance will have on its financial statements and footnote disclosures and expects the standard will have a material impact on the consolidated balance sheet related to the recognition of right-of-use assets and lease liabilities for operating leases. The standard is not expected to have a material impact on the consolidated statement of operations.

3. Prepaid Expenses and Other Current Assets

Prepaid expenses and other current assets consisted of the following (in thousands):

	June 30,	December 31,
	2020	2019
U.K. R&D tax credit	$17,032	$11,503
Prepaid tax	1,927	842
Other current assets	4,312	2,999
	$23,271	$15,344

4. Property and Equipment, Net

Property and equipment, net consisted of the following (in thousands):

	June 30,	December 31,
	2020	2019
Office equipment and computers	$820	$939
Fixtures and fittings	3,044	2,785
Laboratory equipment	6,673	6,669
	10,537	10,393
Less: accumulated depreciation	(3,782)	(3,121)
	$6,755	$7,272

Depreciation expense was $0.9 million and $0.8 million for the six months ended June 30, 2020 and 2019, respectively.

5. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following (in thousands):

	June 30,	December 31,
	2020	2019
Compensation and benefits	$1,901	$2,419
External research and development expenses	3,078	3,150
Professional services	2,378	542
Other liabilities	1,264	506
	$8,621	$6,617

6. Shareholders’ Equity

Ordinary Shares

As of June 30, 2020, the Company’s authorized capital shares consisted of ordinary shares up to 100,000,000 shares each of A ordinary shares, B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares, F ordinary shares, G ordinary shares, and H ordinary shares, with a par value of £0.00001 per share.

Each holder of A ordinary shares is entitled to one vote per ordinary share and to receive dividends when and if such dividends are recommended by the board of directors and declared by the shareholders. All other classes of ordinary shares do not have voting rights and have a liquidation preference that is junior to A ordinary shares. As of June 30, 2020, the Company has not declared any dividends.

Deferred shares

Subsequent to the corporate reorganization, the deferred share structure was as follows:

Deferred Shares – The 275,784 existing deferred shares of £0.00001 nominal value in the capital of Freeline Therapeutics Limited were exchanged for deferred shares of Freeline Therapeutics Holdings plc as part of the share exchange when Freeline Therapeutics Holdings plc became the ultimate parent entity. These deferred shares have no voting rights.

Deferred B Shares – Additional 123,638,835 deferred shares of £0.99999 nominal value were created as a result of the subdivision of the ordinary shares and preferred shares of the Company. These deferred shares have no voting rights and are presented as a separate class of equity on the balance sheet and statement of shareholder’s equity. Their nominal value was subsequently reduced to £0.001 per share and the aggregate nominal residual value of $0.2 million was utilized by management as the required £50,000 of share capital to re-register Freeline Therapeutics Holdings Limited as Freeline Therapeutics Holdings plc.

Deferred shares can be repurchased at any time by the Company for £1.00 for all the deferred shares registered in the name of any holder. As of June 30, 2020 and December 31, 2019, the Company has not repurchased any deferred shares.

Preferred shares

The Company issued series A preferred shares, series B preferred shares and series C preferred shares, which are referred to herein collectively as the Preferred Shares.

As of June 30, 2020 and December 31, 2019 the liquidation preference value for each series of Preferred Shares was equal to the “Preference Amount”, defined in the Articles of Association of the Company in force on June 30, 2020 as £1.00 in respect of the series A preferred shares, £1.50 in respect of the series B preferred shares and $2.04 in respect of the series C preferred shares .

Conversion

Each Preferred Share is convertible into an equivalent number of A ordinary shares, at any time, at the option of the holder.

Dividends

Subject to consent of Syncona Portfolio Limited, dividends may be paid to the holders of Preferred Shares and of ordinary shares as determined by the board of directors of the Company with consent of the directors nominated by Syncona Portfolio Limited and by Novo Holdings A/S (if any), provided that the Preferred Shares and the A ordinary shares shall, subject to the Articles of Association of the Company in force on June 30, 2020, rank equally in all respects for the purpose of any dividend that is declared or paid. Through June 30, 2020, no dividends have been declared or paid.

Voting rights

The holders of the Preferred Shares are entitled to vote, together with the holders of A ordinary shares, at all general meetings of the Company and to receive and vote on proposed written resolutions of the Company. The Preferred Shares shall carry the right to one vote per Preferred Share held.

Liquidation

In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company, each holder of the then-outstanding Preferred Shares will be entitled to an amount equal to the Preference Amount of each Preferred Share held, after first paying the holders of deferred shares if any a total of £1.00 for the entire class of deferred shares. Any remaining surplus after liquidation preference to the deferred shares and holders of the Preferred Shares would then be distributed to the holders of Preferred Shares and ordinary shares pro rata (as if the Preferred Shares and ordinary shares constituted one and the same class) to each holder of the then- outstanding Preferred Shares.

If upon any such liquidation, dissolution, or winding-up, the assets available for distribution to shareholders are insufficient to pay the holders of the Preferred Shares the full amounts to which they are entitled, the holders of Preferred Shares shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the

Preferred Shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. After the payment of all preferential amounts to the holders of Preferred Shares, the remaining assets of the Company available for distribution to its shareholders shall be distributed among the holders of Preferred Shares and ordinary shares, pro rata based on the number of shares held by each such holder (subject to the liquidation preference in respect of the A ordinary shares, as referred to above).

In March 2020, the Company issued 230,249 series A preferred shares and 448,631 series B preferred shares to Rentschler Biotechnologie Beteiligungs GmbH (“Rentschler”), for a purchase price $1.32 per share, resulting in gross proceeds of $0.2 million and $0.8 million, respectively.

In June 2020, under the Series C Subscription Agreement, which provides for the issuance of series C preferred shares to certain investors, including Syncona and Novo Holdings A/S (the “Series C Financing”), the Company issued 34,313,723 series C preferred shares at a purchase price of $2.04 per share. The Company received an aggregate of approximately $69.0 million in proceeds, net of transaction costs. In addition, the Company issued 7,300,151 Top Up series C preferred shares at par value to Syncona to reflect the price per share paid by investors for shares issued pursuant to the Series C Financing.

The table below reflects the number of preferred shares, ordinary shares, and deferred shares issued and outstanding at June 30, 2020 and December 31, 2019.

	June 30,	December 31,
	2020	2019
Series A Preferred Shares	35,070,249	34,840,000
Series B Preferred Shares	59,381,964	58,933,333
Series C Preferred Shares	53,921,566	12,307,692
A Ordinary shares	4,721,120	4,000,000
B Ordinary shares	1,295,636	1,307,992
C Ordinary shares	913,538	917,874
D Ordinary shares	2,893,224	2,972,298
E Ordinary shares	3,955,914	3,972,188
F Ordinary shares	2,823,714	2,877,088
Deferred shares of £0.00001	275,784	110,370
Deferred shares of £0.99999 (subsequently reduced to £0.001)	123,638,835	—
Total preferred, ordinary and deferred shares	288,891,544	122,238,835

7. Non-Cash Share-Based Compensation

Employee Shares

Up to and including June 30, 2020, the Company has granted Employee Shares classified as B, C, D, E and F ordinary shares. The Company typically grants incentive shares which vest over a four or five-year service period, with 20% or 25% of the award (as the case may be) vesting on the first anniversary of the vesting commencement date, with the balance generally vesting periodically over the remaining three or four years, unless the awards contain specific performance vesting provisions.

Unvested Employee Shares are forfeited upon termination of employment. The forfeited shares are converted into deferred shares, with a repurchase right for a nominal amount in favor of the Company. As of June 30, 2020 and December 31, 2019, the Company had not repurchased any shares.

Ordinary Shares

The Company measures all non-cash share-based awards using the fair value on the date of grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. The Company has granted Employee Shares to employees and non-employees with both performance and service-based conditions and record expense for these awards using the straight-line method. A summary of the changes in the Company’s ordinary shares from December 31, 2019 through June 30, 2020 are as follows.

	Number of Shares	Weighted Average Grant Date Fair Value
Unvested balance as of December 31, 2019	7,406,401	$0.62
Granted	—	0.00
Vested	(720,035)	0.52
Forfeited	(165,414)	0.69
Unvested balance as of June 30, 2020	6,520,952	$0.58

Non-cash share-based compensation expense recorded as research and development and general and administrative expenses is as follows (in thousands):

	For the Six Months Ended June 30,
	2020	2019
Research and development	$303	$29
General and administrative	265	187
	$568	$216

There were no Employee Shares granted during the six months ended June 30, 2020. As of June 30, 2020, there was $3.3 million of unrecognized compensation cost related to unvested Employee Shares outstanding, which is expected to be recognized over weighted-average periods of 3.6 years.

8. License Agreements

The Company recorded nominal amounts for the six months ended June 30, 2020 and 2019, respectively, related to management fees in connection with the 2015 UCLB license agreement.

9. Warrants

During the six months ended June 30, 2020 all of the outstanding warrants were exercised and 721,120 class A ordinary shares issued for aggregate cash consideration of $9,297. No warrants are outstanding as of June 30, 2020.

10. Income Taxes

The Company incurred federal and state net operating losses and recorded a full valuation allowance against net deferred assets for all periods presented. Accordingly, the Company has not recorded a provision for federal or state income taxes for the six months ended June 30, 2020 and 2019.

11. Net Loss Per Share

Basic and diluted net loss per share attributable to ordinary shareholders was calculated as follows (in thousands, except share and per share amounts):

	June 30,
	2020	2019
Numerator
Net loss	$(33,264)	$(24,654)
Net loss attributable to ordinary shareholders—basic and diluted	$(33,264)	$(24,654)
Denominator
Weighted-average number of ordinary shares used in net loss
per share—basic and diluted	9,472,577	5,341,302
Net loss per share—basic and diluted	$(3.51)	$(4.62)

The Company reported a net loss in all periods and therefore did not allocate any losses to the preferred shares, which represent participating securities. The Company’s potentially dilutive securities, which include unvested Employee Shares, have been excluded from the computation of diluted net loss per share as the effect would be to reduce the net loss per share. Therefore, the weighted-average number of ordinary shares outstanding used to calculate both basic and diluted net loss per share attributable to ordinary shareholders is the same. The Company excluded the following potential ordinary shares, presented based on amounts outstanding at each period end, from the computation of diluted net loss per share attributable to ordinary shareholders for the six months ended June 30, 2020 and 2019 because including them would have had an anti-dilutive effect:

	June 30,
	2020	2019
Unvested ordinary shares	6,520,952	1,561,913
Warrants to purchase ordinary shares	—	721,120
Total	6,520,952	2,283,033

12. Commitments and Contingencies

License Agreements

The Company has entered into a license agreement with UCLB, as well as other immaterial license agreements to date. In connection with these agreements the Company is required to make a number of milestone payments and annual license maintenance payments. The Company evaluated all milestone payments within the arrangements to estimate the probability of the Company meeting the milestones in accordance with ASC 450, Contingencies. The Company concluded that, as of June 30, 2020 and December 31, 2019, there were no milestones for which the likelihood of achievement was probable, and as a result, no associated milestone payments were accrued as of June 30, 2020 or December 31, 2019.

Manufacturing and Commercial Supply Agreement

In June 2020, the Company entered into a dedicated manufacturing and commercial supply agreement (“Brammer Manufacturing Agreement”), with Brammer Bio MA, LLC (“Brammer”) pursuant to which Brammer will reserve certain amounts of manufacturing capacity in its manufacturing facility to supply the

Company with its lead product candidate, FLT180a for the treatment of hemophilia B. As consideration for the reserved manufacturing capacity, the Company is required to pay Brammer an annual capacity access fee.

Further, the Company was required to make an advance, non-refundable payment to Brammer upon execution of the agreement and has committed to an annual minimum purchase commitment, subject to certain annual increases, throughout the term of the agreement. The advance payment is recorded within prepaid and other current assets and will be applied as a credit towards the annual capacity access fee over eight calendar quarters beginning January 1, 2021. The term of the Brammer Manufacturing Agreement is effective as of June 30, 2020 and will continue until December 31, 2027. The term will automatically renew for successive three years unless the Company notifies Brammer of its intention not to renew (no less than twelve months prior to the expiration of the term).

Legal Proceedings

From time to time, the Company may be a party to litigation or subject to claims incident to the ordinary course of business. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors. The Company was not a party to any litigation and did not have contingency reserves established for any liabilities as of June 30, 2020 and December 31, 2019.

Lease Agreements

The Company’s corporate headquarters is located in Stevenage, United Kingdom, for which, as of June 30, 2020, the Company leased space for four years under a cancelable lease that can be terminated by either party with six months’ advanced notice. The lease related to this facility is classified as an operating lease. The Company recorded rent expense of $2.1 million and $1.5 million for the six months ended June 30, 2020 and 2019, respectively.

Indemnification Agreements

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnification. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.

In accordance with the Articles of Association in force on June 30, 2020, the Company has indemnification obligations to its officers and directors for certain events or occurrences, subject to certain limits, while they are serving at the Company’s request in such capacity. There have been no claims to date, and the Company has director and officer insurance that may enable it to recover a portion of any amounts paid for future potential claims.

13. Related Party Transactions

The Company analyzed its transactions with related parties for the six months ended June 30, 2020 and 2019, and determined it had the following material transactions that have not been described elsewhere in the unaudited condensed consolidated financial statements. The Company is also party to a license agreement with UCLB, who also participated in the Company’s preferred share financings.

Syncona

The Company receives accounting and professional services from Syncona Partners LLP, Syncona Limited and their affiliates, referred to as Syncona, from time to time. The Company recorded accounting and professional fees of approximately $0.1 million and $0.1 million for the six months ended June 30, 2020 and 2019, respectively.

14. Employee Benefit Plans

In the United Kingdom, the Company makes contributions to private defined contribution pension schemes on behalf of its employees. The Company expensed $0.6 million and $0.3 million in contributions for the six months ended June 30, 2020 and 2019, respectively.

In the United States, the Company established a defined contribution savings plan under Section 401(k) of the Internal Revenue Code. This plan covers substantially all U.S. employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Matching contributions to the plan may be made at the discretion of the Company’s board of directors. During the six months ended June 30, 2020 and 2019 the Company contributed less than $0.1 million respectively, to the plan.

15. Subsequent Events

There have been no subsequent events at the date of issue of this balance sheet except as disclosed below.

On July 1 2020, as part of a post closing of the June offering, the Company issued 4,901,960 series C preferred shares pursuant to the Series C Financing at a purchase price of $2.04 per share to another investor. The Company received an aggregate of approximately $10.0 million in proceeds. The total Series C Financing was approximately $79.0 million.

In connection with the Series C Financing, on June 26, 2020, the Company adopted the Share Option Plan (the “Option Plan”). The Option Plan provides for the grant of options. The maximum number of shares that may be issued under the Option Plan was set forth by the Company’s shareholders from time to time. On July 13, 2020, the Company granted the maximum number of shares that may be issued under the Option Plan, and following the IPO, any ordinary shares subject to awards issued under the Option Plan may again become available for issuance under the 2020 Plan (defined below) if they are forfeited, canceled or held back. On July 31, 2020, the Company adopted an equity incentive plan (“the 2020 Plan”). The 2020 Plan provides for the grant of options, share appreciation rights, or SARs, restricted shares, dividend equivalents, restricted share units, or RSUs, and other share based awards. The maximum number of share awards to be issued under the 2020 Plan is 5,898,625 shares, which consists of 3,474,469 new ordinary shares, and 2,424,156 ordinary shares that are subject to awards under prior plans that may become available for issuance under the 2020 Plan. Additionally, the number of ordinary shares reserved for issuance under the 2020 Plan will automatically increase on January 1st of each year, for a period of not more than ten years, by an amount equal to the lesser of (i) 4% of the total number of ordinary shares outstanding on December 31st of the same calendar year or (ii) such fewer number of ordinary shares as the board of directors may designate prior to the applicable January 1st date. The 2020 Plan will be the sole means for the Company to grant new equity awards. Any awards granted from the 2020 Plan, or any prior equity incentive plan, that are forfeited, canceled or held back will be added back to shares issuable under the 2020 Plan.

On July 31, 2020, the Company adopted an employee share purchase plan (the “2020 ESPP”). The purpose of the 2020 ESPP, is to provide employees the opportunity to purchase ordinary shares or American Depositary Shares (“ADSs”) at 85% of the fair market value of the ordinary shares on the offering date or the exercise date, whichever is lower, for up to 15% of such employee’s compensation for each pay period. The

Company reserved 347,447 ordinary shares for the 2020 ESPP. The 2020 ESPP provides for an annual increase in the number of ordinary shares to be reserved for future issuance under the 2020 ESPP.

On August 11, 2020, the Company completed the IPO of ADSs. In the IPO, the Company sold an aggregate of 8,823,529 ADSs representing the same number of ordinary shares, at an IPO price of $18.00 per ADS for total net proceeds of approximately $147.7 million. On August 20, 2020, the underwriters of the IPO exercised a portion of their overallotment option by purchasing an additional 1,128,062 ADSs from the Company at the IPO price of $18.00 per ADS, resulting in an additional net proceeds of $18.9 million. The total net proceeds from the IPO was $166.6 million.

Prior to completion of the IPO, the Company completed the following steps as part of its corporate reorganization:

•

Reduction of capital of Freeline Therapeutics Holdings Limited: Freeline Therapeutics Holdings Limited reduced the amount standing to the credit of its share premium accounts and its issued share capital pursuant to Chapter 10 of Part 17 of the U.K. Companies Act 2006, or the Companies Act.

•	Re-registration of Freeline Therapeutics Holdings Limited: Freeline Therapeutics Holdings Limited re-registered as a public limited company and changed its name to Freeline Therapeutics Holdings plc.

•

Reorganization of separate classes of shares of Freeline Therapeutics Holdings plc (other than deferred shares) into a single class of ordinary shares: The different classes of issued share capital of Freeline Therapeutics Holdings plc were reorganized into a single class of ordinary shares. Below are the conversion for each class of share:

▪	The A ordinary shares were redesignated as 831,461 ordinary shares;
▪	The B ordinary shares were redesignated as 111,526 ordinary shares;
▪	The C ordinary shares were redesignated as 78,635 ordinary shares;
▪	The D ordinary shares were redesignated as 249,042 ordinary shares;
▪	The E ordinary shares were redesignated as 134,158 ordinary shares;
▪	The F ordinary shares were redesignated as 88,588 ordinary shares;
▪	The G ordinary shares were redesignated as 42,412 ordinary shares;
▪	The series A preferred shares were redesignated as 5,579,486 ordinary shares;
▪	The series B preferred shares were redesignated as 9,447,347 ordinary shares; and
▪	The series C preferred shares were redesignated as 9,358,503 ordinary shares.

Following the reorganization into a single class of ordinary shares as described above, such ordinary shares of Freeline Therapeutics Holdings plc were consolidated and subdivided to reflect an approximately 1-for-0.159 reverse split of such ordinary shares and the balance of any ordinary shares was redesignated as deferred shares prior to completion of the IPO. Additional 144,224,310 deferred shares of £0.00001 nominal value were created as a result of the reorganization of the series A preferred shares, series B preferred shares, series C preferred shares, A ordinary shares, B ordinary shares, C ordinary shares, D ordinary shares, E ordinary shares, F ordinary shares and G ordinary shares into ordinary shares. These deferred shares have no voting rights.

As a result of the steps referenced above, the table below reflects the share capital of the Company allotted as of September 30, 2020 to give effect to the redesignation of preferred shares and ordinary shares as well as the 1-for-0.159 reverse split.

September 30,
2020
Ordinary shares	35,872,749
Deferred shares of £0.00001	144,500,094
Deferred shares of £0.001	123,638,835
Total ordinary and deferred shares	304,011,678